UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 15, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Announces Financial Results
for the Year Ended December 31, 2006

New York, New York, March 15, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biopharmaceutical company engaged in the acquisition, development and commercialization of therapeutics for the treatment of unmet medical needs, particularly neuropathic pain and hepatitis C, today announced its financial results for the year ended December 31, 2006.

At December 31, 2006, the Company had cash, cash equivalents and short-term bank deposits of $25.2 million, compared to cash and cash equivalents of $13.4 million at December 31, 2005. The year-over-year increase of $11.8 million is attributable primarily to the Company’s completion in May of a private placement of ordinary shares yielding $24.4 million in net proceeds, partially offset by operating expenditures associated with the development and support of our hepatitis C clinical product candidates, XTL-2125 and XTL-6865, as well as to the development of the DOS hepatitis C pre-clinical program.

The loss for the year ended December 31, 2006 was $15.1 million, or $0.08 per ordinary share, compared to the loss of $14.0 million, or $0.08 per ordinary share, for the year ended December 31, 2005, representing an increase in net loss of $1.1 million. The increased loss was primarily attributable to an increase of $2.9 million in research and development costs, primarily associated with expenditures related to the DOS program acquired from VivoQuest in September 2005, and a $0.4 million increase in business development costs related to the recent in-licensing of our lead clinical compound Bicifadine in January 2007. The increase in loss was partially offset by the absence of $1.8 million in in-process research and development costs related to the DOS program, and also due to a $0.7 million increase in financial and other income, due to the completion of the private placement that closed in May 2006, as well as due to the general increase in short-term market interest rates when compared to the comparable period last year. For the years ended December 31, 2006 and 2005, the Company’s loss of $15.1 million and $14.0 million respectively, included $2.2 million and $2.8 million, respectively, of non-cash stock option compensation expense.

Ron Bentsur, Chief Executive Officer of XTL, commented, “During the year we were successful in allocating our resources towards the transformation of XTL into a company focused on clinical development with a more robust clinical-stage pipeline. The recent in-licensing of Bicifadine, our lead drug candidate, for the treatment of neuropathic pain, has immediately repositioned us as a late-stage development company and we look forward to starting a clinical trial with Bicifadine in 2007. In addition, we are nearing completion of the Phase I XTL-2125 clinical trial and we expect to report clinical data from the study during the second quarter of 2007. Moreover, we have completed the XTL-6865 Phase I clinical trial and we expect to report clinical data from this study shortly.”

Mr. Bentsur added, “We enter 2007 with a very well-defined business plan. I believe that the Company now has a clear pathway to success and that the execution of the three main prongs of our business strategy, the development of our lead product, Bicifadine, the development of our HCV product portfolio and the continued opportunistic build-out of our product portfolio through in-licensing and acquisitions, will determine the level of our success.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of neuropathic pain. In addition, XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase. XTL-2125 is currently in a Phase 1 clinical trial in patients with chronic hepatitis C. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(212)-531-5960

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, and for our clinical compounds for hepatitis C, XTL-2125 and XTL-6865, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to start a clinical trial with Bicifadine in 2007; our ability to meet the forecast reporting deadlines for XTL-2125 and XTL-6865 clinical trials that we mentioned above; our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipeline which would affect our ability to continue to fund our operations with our available cash reserves, our ability to meet anticipated development timelines for the drug candidates in our pipeline due to recruitment, clinical trial results, manufacturing capabilities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on May 25, 2006. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars, except share amounts)

	December 31
	2006	2005

Assets
CURRENT ASSETS:
Cash and cash equivalents	4,400	13,360
Short-term bank deposits	20,845	--
Trading securities	102	--
Property and equipment (held for sale) -- net	18	--
Deferred tax asset	29	--
Other receivables and prepaid expenses	702	431
Total current assets	26,096	13,791
EMPLOYEE SEVERANCE PAY FUNDS	98	449
RESTRICTED LONG-TERM DEPOSITS	172	110
PROPERTY AND EQUIPMENT -- net	490	762
INTANGIBLE ASSETS -- net	25	39
DEFERRED TAX ASSET	19	--
Total assets	26,900	15,151
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	3,003	2,007
Deferred gain	399	399
Total current liabilities	3,402	2,406
LIABILITY IN RESPECT OF EMPLOYEE
SEVERANCE OBLIGATIONS	340	695
DEFERRED GAIN	398	798
COMMITMENTS AND CONTINGENCIES
Total liabilities	4,140	3,899
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.02 par value (authorized: 300,000,000 as of December 31, 2006 and 2005; issued and outstanding: 220,124,349 as of December 31, 2006 and 173,180,441 as of December 31, 2005)	1,072	864
Additional paid in capital	136,611	110,179
Deficit accumulated during the development stage	(114,923)	(99,791)
Total shareholders’ equity	22,760	11,252
Total liabilities and shareholders’ equity	26,900	15,151

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except share and per share amounts)

	Year ended December 31			Period from March 9, 1993* to December 31, 2006
	2006	2005	2004	(unaudited)
REVENUES:
Reimbursed out-of-pockets expenses	--	2,743	3,269	6,012
License	454	454	185	1,093
	454	3,197	3,454	7,105
COST OF REVENUES:
Reimbursed out-of-pockets expenses	--	2,743	3,269	6,012
License (with respect to royalties)	54	54	32	140
	54	2,797	3,301	6,152
GROSS MARGIN	400	400	153	953
RESEARCH AND DEVELOPMENT COSTS
(includes non-cash stock option compensation of $173, $112 and $30, in 2006, 2005 and 2004, respectively)	10,229	7,313	11,985	93,119
LESS - PARTICIPATIONS	--	--	--	10,950
	10,229	7,313	11,985	82,169
IN - PROCESS RESEARCH AND DEVELOPMENT COSTS	--	1,783	--	1,783
GENERAL AND ADMINISTRATIVE EXPENSES (includes non-cash stock option compensation of $1,992, $2,641 and $2, in 2006, 2005 and 2004, respectively)	5,576	5,457	4,134	34,588
BUSINESS DEVELOPMENT COSTS (includes non-cash stock option compensation of $15, $10 and $0, in 2006, 2005 and 2004, respectively)	641	227	810	5,154
OPERATING LOSS	16,046	14,380	16,776	122,741
FINANCIAL AND OTHER INCOME - net	1,141	443	352	8,284
LOSS BEFORE INCOME TAXES	14,905	13,937	16,424	114,457
INCOME TAXES	227	78	49	466
LOSS FOR THE PERIOD	15,132	14,015	16,473	114,923
BASIC AND DILUTED LOSS PERORDINARY SHARE	$0.08	$0.08	$0.12
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING BASIC AND DILUTED LOSS PER ORDINARY SHARE	201,737,295	170,123,003	134,731,766

* Incorporation date, see note 1

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of US dollars, except share amounts)

	Ordinary shares		Additional
	Number of		paid in
	shares	Amount	capital
BALANCE AT DECEMBER 31, 2005	173,180,441	864	110,179
CHANGES DURING 2006:
Comprehensive loss - loss for the period	--	--	--
Non-employee stock option compensation
expenses	--	--	7
Employee stock option compensation expenses	--	--	2,173
Exercise of stock options	277,238	1	96
Issuance of share warrants, net of $681 share issuance expenses	--	--	4,565
Issuance of shares, net of $2,956 share issuance expenses	46,666,670	207	19,591
BALANCE AT DECEMBER 31, 2006	220,124,349	1,072	136,611

	Deficit accumulated during the development stage	Total
BALANCE AT DECEMBER 31, 2005	(99,791)	11,252
CHANGES DURING 2006:
Comprehensive loss - loss for the period	(15,132)	(15,132)
Non-employee stock option compensation
expenses	--	7
Employee stock option compensation expenses	--	2,173
Exercise of stock options	--	97
Issuance of share warrants, net of $681 share issuance expenses	--	4,565
Issuance of shares, net of $2,956 share issuance expenses	--	19,798
BALANCE AT DECEMBER 31, 2006	(114,923)	22,760

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

	Year ended December 31			Period from March 9, 1993 (a) to December 31, 2006
	2006	2005	2004	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(15,132)	(14,015)	(16,473)	(114,923)
Adjustments to reconcile loss to net cash used in
operating activities:
Depreciation and amortization	243	242	319	3,072
Linkage difference on restricted deposits	(10)	3	--	(7)
Acquisition of in process research and development	--	1,783	--	1,783
Loss (gain) on disposal of property and equipment	(57)	6	1	(39)
Increase (decrease) in liability in respect of employee
severance obligations	8	(159)	30	1,236
Impairment charges	--	26	--	380
Loss (gain) from sales of investment securities	--	--	13	(410)
Other income related to exchange of shares	(100)	--	--	(100)
Gain from trading securities	(2)	--	--	(2)
Stock option based compensation expenses	2,180	2,763	32	5,458
Gain on amounts funded in respect of employee severance pay funds	(1)	(6)	(4)	(92)
Deferred tax asset	(48)	--	--	(48)
Changes in operating assets and liabilities:
Decrease (increase) in other receivables
and prepaid expenses	(178)	418	(143)	(609)
Increase (decrease) in accounts payable
and accrued expenses	910	(1,127)	133	2,917
Increase (decrease) in deferred gain	(400)	(400)	1,597	797
Net cash used in operating activities	(12,587)	(10,466)	(14,495)	(100,587)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term bank deposits	(20,845)	10,136	7,193	(20,845)
Restricted deposits	(52)	--	46	(165)
Investment in investment securities	--	--	--	(3,363)
Proceeds from sales of investment securities	--	--	722	3,773
Employee severance pay funds	(18)	(50)	(136)	(909)
Purchase of property and equipment	(21)	(38)	(180)	(4,042)
Proceeds from disposals of property and equipment	103	27	5	252
Acquisition in respect of license and purchase of assets	--	(548)	--	(548)
Net cash provided by (used in) investing activities	(20,833)	9,527	7,650	(25,847)

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands of U.S dollars)

	Year ended December 31			Period from March 9, 1993 (a) to December 31, 2006
	2006	2005	2004	(unaudited)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of share issuance expenses	24,363	--	15,430	128,734
Exercise of share warrants and stock options	97	1,511	19	2,100
Proceeds from long-term debt	--	--	--	399
Proceeds from short-term debt	--	--	--	50
Repayment of long-term debt	--	--	--	(399)
Repayment of short-term debt	--	--	--	(50)
Net cash provided by financing activities	24,460	1,511	15,449	130,834
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(8,960)	572	8,604	4,400
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	13,360	12,788	4,184	--
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	4,400	13,360	12,788	4,400
Supplementary information on investing and
financing activities not involving cash flows:
Issuance of ordinary shares in respect of
license and purchase of assets	--	1,391	--	1,391
Conversion of convertible subordinated debenture
into shares	--	--	--	1,700
Supplemental disclosures of cash flow information:
Income taxes paid	136	49	107	457
Interest paid	--	--	--	350
Incorporation date, see note 1

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL
XTL Biopharmaceuticals Ltd. (“the Company”) was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The preparation of the financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported expenses during the reporting periods. Actual results may vary from these estimates.

Through December 31, 2006, the Company has incurred losses in an aggregate amount of US $114.9 million. Such losses have resulted from the Company’s activities as a development stage company. It is expected that the Company will be able to finance its operations from its current reserves through 2007. Continuation of the Company’s current operations after utilizing its current cash reserves during 2008 is dependent upon the generation of additional financial resources either through agreements for the commercialization of its product portfolio or through external financing.

2. STOCK-BASED COMPENSATION
The Company adopted SFAS No. 123R “Share - Based Payment” (“SFAS 123R”) as of January 1, 2005, using the modified prospective application transition method. Under such transition method, the Company’s financial statements for periods prior to the effective date of SFAS 123R (January 1, 2005) have not been restated.

3. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are expensed as they are incurred and consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, license and milestone fees, and facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates.

In connection with the purchase of assets, amounts assigned to intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to in-process research and development costs at the purchase date.

4. REVENUE RECOGNITION
The Company recognizes the revenue from its licensing agreement with Cubist under the provisions of the EITF 00-21 “Revenue Arrangements with Multiple Deliverables” and SAB 104 “Revenue Recognition.” Under those pronouncements, companies are required to allocate revenues from multiple-element arrangements to the different elements based on sufficient objective and reliable evidence of fair value. Since the Company does not have the ability to determine the fair value of each unit of accounting, the agreement was accounted for as one unit of accounting, after failing the separation criteria, and the Company recognizes each payment on the abovementioned agreement ratably over the expected life of the arrangement.

In addition, through 2005, Cubist had requested that the Company provide development services to be reimbursed by Cubist. As required by EITF 01-14 “Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred,” amounts paid by the Company, as a principal, are included in the cost of revenues as reimbursable out-of-pocket expenses, and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 15, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer